UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(AMENDMENT NO. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO § 240.13d-2(a)) UNDER THE SECURITIES EXCHANGE ACT OF 1934

CAREVIEW COMMUNICATIONS, INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

141743 10 4

(CUSIP Number)

Steven Epsteiin

405 State Highway 121, Suite B-240

Lewisville, TX 75067

(972) 943-6050

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

        DECEMBER 30, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Name of Reporting Persons. Steven Epstein
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,531,962 (1)(2)(3)(4)(5)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 8,531,962 (1)(2)(3)(4)(5)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,531,962 (1)(2)(3)(4)(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount of Row (11) 5.72% (3)
14.	Type of Reporting Person IN

______________________

(1)	Includes 4,000,000 shares of Common Stock underlying convertible debt, which is convertible at any time.
(2)	Includes 2,251,962 shares of Common Stock underlying options exercisable within sixty days.

(3)	Includes 500,000 shares of Common Stock directly owned by Mr. Epstein.
(4)	Includes 1,780,000 shares of Common Stock held by Epstein Partners, LLC, to which Mr. Epstein disclaims 890,000 shares.

(5)	Based on 149,099,377 shares of Common Stock outstanding which would be outstanding if all of Mr. Epstein’s options exercisable within sixty days and convertible debt was converted.

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This Amendment No. 3 to Schedule 13D (the Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on November 11, 2022, as amended on a subsequent Schedule 13D filed on January 6, 2023. This Amendment is being filed to specifically correct errors contained in tables and Item 5, as previously reported on January 6, 2023.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of CareView Communications, Inc., a Nevada corporation (“Company” or “Issuer”). The address of the principal executive office of the Company is 405 State Highway 121, Suite B-240, Lewisville, TX 75067.

Item 2.	Identity and Background.

(a)	Names: Steven Epstein (the “Reporting Person”).

(b)	Residence or Business Address of Reporting Person:

405 State Highway 121, Suite B-240, Lewisville, TX 75067.

(c)	Present principal occupation or employment: Steven Epstein serves as one of the Company’s directors.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)	Citizenship: United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Acquisition of Shares of the Issuer

On August 18, 2016, Mr. Epstein purchased 477,000 shares of the Company’s Common Stock in the market.

On August 19, 2016, Mr. Epstein purchased 171,000 shares of the Company’s Common Stock in the market.

On August 22, 2016, Mr. Epstein purchased 345,000 shares of the Company’s Common Stock in the market.

On August 23, 2015, Mr. Epstein purchased 7,000 shares of the Company’s Common Stock in the market.

On November 29, 2016, Mr. Epstein purchase 500,000 shares of the Company’s Common Stock in the market.

On April 10, 2017, Mr. Epstein purchased 230,000 shares of the Company’s Common Stock in the market.

On April 13, 2017, Mr. Epstein purchased 50,000 shares of the Company’s Common Stock in the market.

On August 20, 2020, Mr. Epstein purchased 1,780,000 shares of the Company’s Common Stock in the market.

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Acquisition of Derivative Securities of the Issuer

Non-Qualified Stock Options (“Options”)

On April 1, 2014, Mr. Epstein was issued an Option under the CareView Communications 2009 Stock Incentive Plan for 500,000 underlying shares of the Company’s Common Stock at an exercise price of $0.68 per share. The underlying shares of the ten-year Option vested over three years. The Option was issued in exchange for the services provided by Mr. Epstein in his role as a director.

On February 25, 2015, Mr. Epstein was issued an Option under the CareView Communications 2009 Stock Incentive Plan for 50,000 underlying shares of the Company’s Common Stock at an exercise price of $0.53 per share. The underlying shares of the ten-year Option vested over three years. The Option was issued in exchange for the services provided by Mr. Epstein in his role as a director.

On August 31, 2016, Mr. Epstein was issued an Option under the CareView Communications 2015 Stock Incentive Plan for 235,295 underlying shares of the Company’s Common Stock at an exercise price of $0.17 per share. The ten-year Option vested over three years. The Option was issued in exchange for the services provided by Mr. Epstein in his role as a director.

On November 30, 2017, Mr. Epstein was issued an Option under the CareView Communications 2016 Stock Incentive Plan for 666,667 underlying shares of the Company’s Common Stock at an exercise price of $0.11 per share. The ten-year Option vested over three years. The Option was issued in exchange for the services to be provided by Mr. Epstein in his role as a director.

On August 10, 2020, Mr. Epstein was issued an Option under the CareView Communications 2020 Stock Incentive Plan for 1,200,000 underlying shares of the Company’s Common Stock at an exercise price of $0.035 per share. The ten-year Option vests at 400,000 shares per year on the first, second and third anniversary of the issuance date.

Senior Secured Convertible Note due 2025 and Common Stock Purchase Warrants

On December 15, 2014, the Company entered into a Fifth Amendment to Note and Warrant Purchase Agreement (the “Fifth Amendment”) with the HealthCor Parties and certain additional investors party thereto (such additional investors, the “Fifth Amendment New Investors” and, collectively with the HealthCor Parties, the “Fifth Amendment Investors”) to sell and issue (i) additional notes in the initial aggregate principal amount of $6,000,000, with a conversion price per share equal to $0.52 (subject to adjustment as described therein) (the “Fifth Amendment Supplemental Closing Notes”) and (ii) additional warrants to purchase an aggregate of up to 3,692,308 shares of our Common Stock at an exercise price per share equal to $0.52 (subject to adjustment as described therein) (the “Fifth Amendment Supplemental Warrants”).

The Fifth Amendment New Investors included all but one of the Company’s current directors as well as one of the Company’s officers who is not also a director. The closing date of the transaction was February 17, 2015 (the “Fifth Amendment Supplemental Closing Date”). On the Fifth Amendment Supplemental Closing Date, each of the Fifth Amendment Investors purchased the Fifth Amendment Supplemental Closing Notes and the Fifth Amendment Supplemental Warrants for cash, payable by wire transfer in same day funds to an account specified by the Company.

The Purchase Agreement and Fifth Amendment provide that the Company grant to the Fifth Amendment Investors a security interest in the assets of the Company as collateral for payment of the Fifth Amendment Supplemental Closing Notes, evidenced by that certain Pledge and Security Agreement dated as of April 20, 2011 (the “Security Agreement”) and by that certain Intellectual Property Security Agreement dated as of April 20, 2011 (the “IP Security Agreement”). On the Fifth Amendment Supplemental Closing Date, the Company entered into an amended and restated Security Agreement and an amended and restated IP Security Agreement in order, among other things, to add the Fifth Amendment New Investors as secured parties (such amended and restated agreements, respectively the “Amended Security Agreement” and the “Amended IP Security Agreement”).

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The Purchase Agreement and the Fifth Amendment Supplemental Closing Notes also provide that the Company grant registration rights to the Fifth Amendment Investors for the Common Stock into which the Fifth Amendment Supplemental Closing Notes may be converted and that may be issued upon exercise of the Fifth Amendment Supplemental Warrants as provided for by that certain Registration Rights Agreement dated as of April 20, 2011 (the “Registration Rights Agreement”).

Mr. Epstein is one of the Fifth Amendment New Investors. On the Fifth Amendment Supplemental Closing Date, Mr. Epstein purchased a Senior Secured Convertible Note in the amount of $250,000 which is immediately convertible into shares of the Company’s Common Stock at a conversion price of $0.52 per share (subject to adjustment as described therein) and has a maturity date of February 16, 2025. In connection therewith, Mr. Epstein was also issued Fifth Amendment Supplemental Warrants for the purchase of 153,846 shares of the Company’s Common Stock at an exercise price per share equal to $0.52 (subject to adjustment as described therein). The Fifth Amendment Supplemental Warrants were exercisable upon issuance and have an expiration date of February 17, 2025.

Senior Secured Convertible Note due February 2028 and Common Stock Purchase Warrants

On February 23, 2018, the Company entered into an Eighth Amendment to Note and Warrant Purchase Agreement (the “Eighth Amendment”) with the Fifth Amendment New Investors (the “Existing Investors”), an additional investor party thereto (such additional investor, the “New Investor” and, collectively with the Existing Investors, the “Eighth Amendment Investors”) and the HealthCor Parties (solely in their capacity as the majority holders approving the Eighth Amendment and not as investors), pursuant to which the Company sold and issued, for an aggregate of $2,050,000 in cash, to the Eighth Amendment Investors on such date (i) additional notes in the initial aggregate principal amount of $2,050,000, with a conversion price per share equal to $0.05 (subject to adjustment as described therein) and a maturity date of February 22, 2028 (the “Eighth Amendment Supplemental Closing Notes”) and (ii) additional warrants to purchase an aggregate of up to 512,500 shares of the Company’s Common Stock at an exercise price per share equal to $0.05 (subject to adjustment as described therein) and with an expiration date of February 23, 2028 (the “Eighth Amendment Supplemental Warrants”).

The Existing Investors were composed of all but one of the Company’s directors as well as one of the Company’s officers who is not also a director. Of the total amount of Eighth Amendment Supplemental Closing Notes and Eighth Amendment Supplemental Warrants issued and sold by the Company pursuant to the Eighth Amendment, such directors and officer purchased, in aggregate, Eighth Supplemental Closing Notes in the initial aggregate principal amount of $1,950,000 and Eighth Amendment Supplemental Warrants to purchase an aggregate of up to 487,500 shares of our Common Stock.

The closing date of the transaction was February 23, 2018 (the “Eighth Amendment Supplemental Closing Date”). On the Eighth Amendment Supplemental Closing Date, each of the Eighth Amendment Investors purchased the Eighth Amendment Supplemental Closing Notes and the Eighth Amendment Supplemental Warrants for cash, payable by wire transfer in same day funds to an account specified by the Company.

The Purchase Agreement and Eighth Amendment provide that the Company grant to the Eighth Amendment Investors a security interest in the assets of the Company as collateral for payment of the Eighth Amendment Supplemental Closing Notes, evidenced by the Amended Security Agreement and by the Amended IP Security Agreement.

The Purchase Agreement and the Eighth Amendment Supplemental Closing Notes also provide that the Company grant registration rights to the Eighth Amendment Investors for the Common Stock into which the Eighth Amendment Supplemental Closing Notes may be converted and that may be issued upon exercise of the Eighth Amendment Supplemental Warrants as provided for by the Registration Rights Agreement.

CUSIP No. 141743 10 4	Page 6 of 10

Mr. Epstein is one of the Existing Investors. On the Eighth Amendment Supplemental Closing Date, Mr. Epstein purchased a Senior Secured Convertible Note in the amount of $100,000 which is immediately convertible into shares of the Company’s Common Stock at a conversion price of $0.05 per share (subject to adjustment as described therein) and has a maturity date of February 22, 2028. In connection therewith, Mr. Epstein was also issued Eighth Amendment Supplemental Warrants for the purchase of 25,000 shares of the Company’s Common Stock at an exercise price per share equal to $0.05 (subject to adjustment as described therein). The Eighth Amendment Supplemental Warrants were exercisable upon issuance and have an expiration date of February 23, 2028.

Senior Secured Convertible Note due July 2028

On July 13, 2018, the Company entered into a Tenth Amendment to Note and Warrant Purchase Agreement (the “Tenth Amendment”) with the Existing Investors listed in Annex I to the Tenth Amendment (the “Tenth Amendment Investors”) and the HealthCor Parties (solely in their capacity as majority holders (acting together with the Tenth Amendment Investors) approving the Tenth Amendment and not as investors), pursuant to which the Company sold and issued, for an aggregate of $1,000,000 in cash, to the Tenth Amendment Investors on such date additional notes in the initial aggregate principal amount of $1,000,000, with a conversion price per share equal to $0.05 (subject to adjustment as described therein) and a maturity date of July 12, 2028 (the “Tenth Amendment Supplemental Closing Notes”). The Tenth Amendment Investors were composed entirely of the Company’s directors.

The closing date of the transaction was July 13, 2018 (the “Tenth Amendment Supplemental Closing Date”). On the Tenth Amendment Supplemental Closing Date, each of the Tenth Amendment Investors purchased the Tenth Amendment Supplemental Closing Notes for cash, payable by wire transfer in same day funds to an account specified by the Company.

The Purchase Agreement and Tenth Amendment provide that the Company grant to the Tenth Amendment Investors a security interest in the assets of the Company as collateral for payment of the Tenth Amendment Supplemental Closing Notes, evidenced by the Amended Security Agreement and by the Amended IP Security Agreement.

The Purchase Agreement and the Tenth Amendment Supplemental Closing Notes also provide that the Company grant registration rights to the Tenth Amendment Investors for the Common Stock into which the Tenth Amendment Supplemental Closing Notes may be converted as provided for by the Registration Rights Agreement.

Mr. Epstein is one of the Tenth Amendment Investors. On the Tenth Amendment Supplemental Closing Date, Mr. Epstein purchased a Senior Secured Convertible Note in the amount of $50,000 which is immediately convertible into shares of the Company’s Common Stock at a conversion price of $0.05 per share (subject to adjustment as described therein) and has a maturity date of July 12, 2028.

Note Cancellation and Replacement Notes

On December 30, 2022, Mr. Epstein exchanged all of his outstanding notes issued under the Note and Warrant Purchase Agreement dated as of April 21, 2011, as amended, with an aggregate balance of $793,672, for replacement note for $400,000 with a conversion price of $0.10 per share. At the same time, Mr. Epstein surrendered for cancellation all outstanding warrants held by him representing an aggregate of 178,846 shares, for no value.

Item 4.	Purpose of Transaction.

See Item 3 above.

The Reporting Persons have no plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

CUSIP No. 141743 10 4	Page 7 of 10

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	Mr. Epstein directly owns 500,000 shares of the Company’s Common Stock. He indirectly owns 1,780,000 shares of the Company’s Common Stock through Epstein Partners, LLC, for which he disclaims ownership to 890,000 shares. Mr. Epstein directly owns a replacement note for $400,000 which is immediately convertible into 4,000,000 shares. Mr. Epstein directly owns Options for the purchase of 2,251,962 shares exercisable within sixty days, bringing his direct and indirect ownership to an aggregate of 8,531,962 shares (including the shares that he beneficially disclaims). The percentage of class for Mr. Epstein is 5.72% and is based on 149,099,377 shares which would be outstanding if all of Mr. Epstein’s Options were exercised and convertible debt was converted.

(b)	Mr. Epstein has sole power to vote or direct the vote and the power to dispose or to direct the disposition of the 8,531,962 shares of the Company’s Common Stock owned directly or indirectly by him or to be acquired by him through the exercise of Options and the conversion of the replacement notes.

(c)	Please see Item 3 above for the description of the transactions relative to the shares and derivative securities acquired by the Reporting Persons.

(d)	The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares or derivative securities.

(e)	Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Except as outlined hereinabove, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Date of Document	Description of Document
09/27/07	Securities Exchange Agreement by and between Ecogate, Inc., CareView Communications, Inc., and Shareholders of CareView Communications, Inc.; filed as Exhibit 2.0 to the Company’s Registration Statement on Form 10 filed with the Commission on August 23, 2010 and incorporated herein by reference.
12/03/07	Non-Qualified Stock Option, form of; filed as Exhibit 10.10 to the Company’s Registration Statement on Form 10 filed with the Commission on August 23, 2010 and incorporated herein by reference.
09/11/09	CareView Communications, Inc. 2009 Stock Incentive Plan; filed as Exhibit 10.42 to the Company’s Registration Statement on Form 10 filed with the Commission on August 23, 2010 and incorporated herein by reference.
03/27/13	Securities Purchase Agreement, form of; filed as Exhibit 10.108 to the Company’s Current Report on Form 8-K filed with the Commission on March 28, 2013 and incorporated herein by reference.
12/15/14	Fifth Amendment to Note and Warrant Purchase Agreement between the Company and HealthCor; filed as Exhibit 10.22 to the Company’s Current Report on Form 8-K filed with the Commission on December 19, 2014 and incorporated herein by reference.
12/15/14	Form of Fifth Amendment Supplemental Closing Note; filed as Exhibit 10.23 to the Company’s Current Report on Form 8-K filed with the Commission on December 19, 2014 and incorporated herein by reference.
12/15/14	Form of Fifth Amendment Supplemental Warrant; filed as Exhibit 10.24 to the Company’s Current Report on Form 8-K filed with the Commission on December 19, 2014 and incorporated herein by reference.
02/17/15	Form of Amended Pledge and Security Agreement between the Company and HealthCor Partners Fund, LP and HealthCor Hybrid Offshore Master Fund, LP; filed as Exhibit 10.140 to the Company’s Annual Report on Form 10-K filed with the Commission on March 31, 2015 and incorporated herein by reference.
02/17/15	Form of Amended Intellectual Property Security Agreement between the Company and HealthCor Partners Fund, LP and HealthCor Hybrid Offshore Master Fund, LP; filed as Exhibit 10.141 to the Company’s Annual Report on Form 10-K filed with the Commission on March 31, 2015 and incorporated herein by reference.
12/07/16	CareView Communications, Inc. 2016 Stock Incentive Plan; filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on January 9, 2017 and incorporated herein by reference.
02/23/18	Eighth Amendment to Note and Warrant Purchase Agreement, among the Company, HealthCor Partners Fund, LP, HealthCor Hybrid Offshore Master Fund, LP and the investors party thereto; filed as Exhibit 10.34 to the Company’s Current Report on Form 8-K filed with the Commission on February 26, 2018 and incorporated herein by reference.
02/23/18	Form of Eighth Amendment Supplemental Closing Note; filed as Exhibit 10.35 to the Company’s Current Report on Form 8-K filed with the Commission on February 26, 2018 and incorporated herein by reference.

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02/23/18	Form of Eighth Amendment Supplemental Warrant; filed as Exhibit 10.36 to the Company’s Current Report on Form 8-K filed with the Commission on February 26, 2018 and incorporated herein by reference.
07/13/18	Tenth Amendment to Note and Warrant Purchase Agreement, among the Company, HealthCor Partners Fund, L.P., HealthCor Hybrid Offshore Master Fund, L.P. and the investors party thereto; filed as Exhibit 10.53 to the Company’s Current Report on Form 8-K filed with the Commission on July 16, 2018 and incorporated herein by reference.
07/13/18	Form of Tenth Amendment Supplemental Closing Note; filed as Exhibit 10.54 to the Company’s Current Report on Form 8-K filed with the Commission on July 16, 2018 and incorporated herein by reference.
05/15/19	Fourteenth Amendment to Modification Agreement, by and among the Company, CareView Communications, Inc., a Texas corporation, CareView Operations, L.L.C., a Texas limited liability company, and PDL Investment Holdings, LLC; filed as Exhibit 10.32 to the Company's Current Report on Form 8-K filed with the Commission on May 20, 2019 and incorporated herein by reference.
05/15/19	Twelfth Amendment to Note and Warrant Purchase Agreement, among the Company, HealthCor Partners Fund, L.P., HealthCor Hybrid Offshore Master Fund, L.P. and the investors party thereto; filed as Exhibit 10.33 to the Company’s Current Report on Form 8-K filed with the Commission on May 20, 2019 and incorporated herein by reference.
05/15/19	Form of Twelfth Amendment Supplemental Closing Note; filed as Exhibit 10.34 to the Company’s Current Report on Form 8-K filed with the Commission on May 20, 2019 and incorporated herein by reference.
05/15/19	Fifth Amendment to Credit Agreement, by and among the Company, CareView Communications, Inc., a Texas corporation, PDL Investment Holdings, LLC, and Investors; filed as Exhibit 10.35 to the Company’s Current Report on Form 8-K filed with the Commission on May 20, 2019 and incorporated herein by reference.
05/15/19	Form of Tranche Three Term Note; filed as Exhibit 10.36 to the Company’s Current Report on Form 8-K with the Commission on May 20, 2019 and incorporated herein by reference.
05/15/19	Form of Tranche Three Loan Warrant; filed as Exhibit 10.37 to the Company’s Current Report on Form 8-K filed with the Commission on May 20, 2019 and incorporated herein by reference.
02/06/20	Thirteenth Amendment to Note and Warrant Purchase Agreement, among the Company, HealthCor Partners Fund, L.P., HealthCor Hybrid Offshore Master Fund, L.P. and the investors party thereto; filed as Exhibit 10.43 to the Company’s Current Report on Form 8-K filed with the Commission on February 10, 2020 and incorporated herein by reference.
02/06/20	Thirteenth Amendment Supplemental Closing Note; filed as Exhibit 10.44 to the Company’s Current Report on Form 8-K filed with the Commission on February 10, 2020 and incorporated herein by reference.
02/06/20	Sixth Amendment to Credit Agreement, by and among the Company, CareView Communications, Inc., a Texas corporation, PDL Investment Holdings, LLLC and investors party thereto; filed as Exhibit 10.45 to the Company’s Current Report on Form 8-K filed with the Commission on February 10, 2020 and incorporated herein by reference.
02/06/20	Form of Additional Tranche Three Term Note; filed as Exhibit 10.46 to the Company’s Current Report on Form 8-K filed with the Commission on February 10, 2020 and incorporated herein by reference.
02/06/20	Additional Tranche Three Loan Warrant; filed as Exhibit 10.47 to the Company’s Current Report on Form 8-K filed with the Commission on February 10, 2020 and incorporated herein by reference.
11/14/22	Securities Purchase Agreement, filed as Exhibit 10.0 to the Company’s Current Report on Form 8-K filed with the Commission on November 18, 2022 and incorporated herein by reference.
12/30/22	Cancellation Agreement; filed as Exhibit 10.01 to the Company’s Current Report on Form 8-K filed with the Commission on January 3, 2023 and incorporated herein by reference.
12/30/22	Form of Replacement Notes; filed as Exhibit 10.02 to the Company’s Current Report on Form 8-K filed with the Commission on January 3, 2023 and incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 1, 2023	By:	/s/ Steven Epstein
Steven Epstein